Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Year Ended June 30, 2008	Year Ended June 30, 2007
EQUIVALENT SHARES:
Weighted average shares outstanding	2,352,484	2,451,610

Total diluted shares	2,366,340	2,470,562

Net income	$1,931,289	$1,886,677

Basic earnings per share	$0.82	$0.77

Diluted earnings per share	$0.82	$0.76